UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of November 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Item 1:	Form 6-K dated November 15, 2017 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: November 15, 2017

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Summary of Proceedings and Voting Results of the National Company Law Tribunal Convened Meeting (“Meeting”) of the Equity Shareholders of the Company held on November 15, 2017

November 15, 2017, Mumbai: With reference to our filing dated October 13, 2017, we hereby inform you that Meeting of the Equity Shareholders of the Company pursuant to the directions of the Hon’ble National Company Law Tribunal, Mumbai Bench (“the Meeting”) was held on November 15, 2017 at 3:00 p.m. at Walchand Hirachand Hall, 4th Floor, Indian Merchants’ Chamber (IMC), IMC Building, IMC Marg, Churchgate, Mumbai—400 020 to approve the Scheme of Merger and Arrangement between TML Drivelines Limited and Tata Motors Limited and their respective Shareholders.

Enclosed please find the following disclosures:

i.	Summary of the proceedings of the Meeting as required under Regulation 30, Part A of Schedule III of SEBI LODR Regulations is annexed as Annexure A.

ii.	Pursuant to Regulation 44(3) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (SEBI LODR Regulations), the voting results, in prescribed format, with respect to the businesses transacted at the Meeting along with the Scrutinizer’s Report is annexed herewith as Annexure B and Annexure C respectively.

This is for the information of the exchange and the members.

TATA Annexure A Summary of proceedings of the NCLT Convened Meeting National Company Law Tribunal (NCLT) Convened Meeting (“the Meeting”) of the Equity Shareholders of the Company was held on November 15, 2017 at 3:00 p.m. at Walchand Hirachand Hall, 4th Floor, Indian Merchants’ Chamber (IMC), IMC Building, IMC Marg, Churchgate, Mumbai -400 020. Mr Natarajan Chandrasekaran informed that the Meeting is convened pursuant to the Order of the NCLT, Mumbai Bench dated June 28, 2017 modified by Orders dated August 23, 2017 and September 15, 2017 (“Orders”) in the matter of the Scheme of Merger and Arrangement between TML Drivelines Limited and Tata Motors Limited and their respective Shareholders (“Scheme”). He further informed that vide the said Orders, NCLT has appointed him as the Chairman to preside over the Meeting. The requisite quorum being present, the Chairman called the meeting to order. All the Directors except for Dr Raghunath Mashelkar, Mr Nasser Munjee and Mr Vinesh Jairath attended the Meeting. The Notice of the Meeting, the Explanatory Statement under Sections 230(3), 232(2) and 102 of the Companies Act, 2013 read with rules framed thereunder and the Scheme of Merger and Arrangement between TML Drivelines Limited and Tata Motors Limited were dispatched to all the Shareholders. With the permission of the Members, the Notice convening the Meeting were taken as read. Thereafter, the Chairman provided brief background and rationale of the Scheme. The following resolution set out in the Notice convening the Meeting was put up to the shareholders for voting: ItemDetailsofthe ResolutionResolution No. required 1 Approval of the Scheme of Merger and Arrangement between Requisite TML Drivelines Limited and Tata Motors Limited and their Majority* respective Shareholders. *majority of persons representing three-fourths in value The Chairman informed the Members that as required under the Companies Act, 2013 read with Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company had provided its shareholders the facility to cast their vote through postal ballot and remote electronic voting system administered by the National Securities Depository Limited. He further mentioned that the facility for electronic ballot had been provided at the Meeting venue. The Chairman requested the Members, who were present at the Meeting but had not cast their votes by remote e-voting, could cast their vote at the Meeting. The Chairman informed that Mr P N Parikh of M/s Parikh & Associates, Practising Company Secretaries (Membership No. FCS 327) was the Scrutinizer appointed by the Board to conduct the postal ballot process, remote e-voting and electronic voting at the Meeting in an independent and fair manner. The Chairman then invited the Members to speak at the Meeting on the resolution proposed at the Meeting. The Chairman responded to all the queries raised by Members.

The Chairman thanked the Members for attending and participating in the Meeting and requested the Members to continue voting. The Chairman authorized the Company Secretary to oversee and complete the voting process. He informed the Members that the voting results will be made available on the websites of the Company and the National Securities and Depositories Limited within 48 hours of the conclusion of the Meeting. The Scrutinizer’s Report was received on November 15, 2017 and as set out therein the resolution for approval of the Scheme was passed with the requisite majority. Yours faithfully, Tata Motors Limited H K Sethna Company Secretary

ANNEXURE B

TATA MOTORS LIMITED

Date of the NCLT Convened Meeting	**November 15, 2017**
Total number of shareholders on cut-off date	**Ordinary Shareholders : 607930** **'A' Ordinary Shareholders : 130644** **Total: 738574**
No. of shareholders present in the Meeting either in person or in proxy: Promoters and Promoter Group Public	 **Nil** **274**
No. of shareholders attended the Meeting Video Conferencing: Promoters and Promoter Group Public	**NA**

Resolution 1

To approve the Scheme of Merger and Arrangement between Tata Motors Limited ("Company") and TML Drivelines Limited and their respective shareholders under Sections 230 to 232 and other applicable provisions of the Companies Act, 2013.

Resolution required: (~~Ordinary/Special~~)	Majority in number of holders and 3/4th in value
Whether promoter/ promoter group are interested in the agenda/resolution?	No

	Category	Mode of Voting	Total No. of Shares Held	Total No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled	Invalid Votes	% of Votes invalid on votes polled
			[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*100	[9]	[10]=[(9)/(3)]*100
1	Promoter and Promoter Group	E-Voting			1050308946	100.00	1050308946	0	100.00	0.00	0	0.00
		Poll			0	0.00	0	0	0.00	0.00	0	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0	0.00
		Total	1050751447	1050308946	1050308946	100.00	1050308946	0	100.00	0.00	0	0.00
2	Public - Institutional holders	E-Voting			804171430	70.29	804171430	0	100.00	0.00	0	0.00
		Poll			30839340	2.69	30839340	0	100.00	0.00	0	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0	0.00
		Total	1536352856	1144086120	835010770	72.98	835010770	0	100.00	0.00	0	0.00
3	Public-Others	E-Voting			510667049	68.66	510189166	477883	99.91	0.09	0	0.00
		Poll			83715	0.01	83530	185	99.78	0.22	0	0.00
		Postal Ballot (if applicable)			2367325	0.32	2109752	70323	89.12	2.97	187250	7.91
		Total	808746762	743803855	513118089	68.99	512382448	548391	99.86	0.11	187250	0.03
	Total	E-Voting			2365147425	80.50	2364669542	477883	99.98	0.02	0	0.00
		Poll			30923055	1.05	30922870	185	100.00	0.00	0	0.00
		Postal Ballot (if applicable)			2367325	0.08	2109752	70323	89.12	2.97	187250	7.91
		Total	**3395851065**	**2938198921**	**2398437805**	**81.63**	**2397702164**	**548391**	**99.97**	**0.02**	**187250**	**0.01**

TATA
TATA MOTORS LIMITED

PARIKH & ASSOCIATES COMPANY SECRETARIES Office: ANNEXURE C 111, 11th Floor, Sai-Dwar CHS Ltd, Sab TV Lane, Opp Laxmi Industrial Estate Off Link Road, Above Shabari Restaurant, Andheri (W), Mumbai: 400 053 Tel. : 26301232 / 26301233 / 26301240 Email: cs@parikhassociates.com parikh.associates@rediffmail.com To, The Chairman appointed for the National Company Law Tribunal, Mumbai Bench Convened Meeting of Equity Shareholders of Tata Motors Limited Bombay House, 24 Homi Mody Street, Fort, Mumbai-400001 Dear Sir, Sub: Consolidated Scrutinizer’s Report on remote e-voting/ postal ballot conducted pursuant to the provisions of Sections 108 and 110 of the Companies Act, 2013 read with the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 and Rule 20 & 22 of the Companies (Management and Administration) Rules, 2014 as amended by Companies (Management and Administration) Amendment Rules, 2015 and voting at the National Company Law Tribunal, Mumbai Bench(“NCLT”) convened meeting of the equity shareholders of Tata Motors Limited held on Wednesday, November 15, 2017 at Walchand Hirachand Hall, 4th Floor, Indian Merchants’ Chamber (IMC), IMC Building, IMC Marg,Churchgate, Mumbai—400 020 at 03.00 p.m
I, P. N. Parikh of M/s. Parikh & Associates, Practising Company Secretaries, had been appointed as the Scrutinizer by the Board of Directors of Tata Motors Limited pursuant to Section 108 of the Companies Act, 2013 (“the Act”) read with Rule 20 & 22 of the Companies (Management and Administration) Rules, 2014 as amended by Companies (Management and Administration) Amendment Rules, 2015, to conduct the remote e-voting process and to scrutinize the postal ballot forms received from the shareholders in respect of the below mentioned resolution passed at the NCLT convened meeting of the Equity Shareholders of Tata Motors Limited (“the Company”). I was also appointed as Scrutinizer to scrutinize the voting process at the said NCLT convened meeting of the equity shareholders held on November 15, 2017. The Notice of the meeting dated October 03, 2017 along with statement setting out material facts under Section 230(3) read with Section 102 and other applicable provisions of the Companies Act, 2013 as confirmed by the Company were sent to the Equity Shareholders in respect of the below mentioned resolution passed at the NCLT convened meeting.

The Company had provided the Equity Shareholders with the facility for casting their votes either by way of postal ballot or by way of remote e-voting using facility offered by National Securities Depository Limited (“NSDL”). The Company had provided voting through electronic voting system (through tablets)to the Equity Shareholders present at the NCLT convened meeting of the Equity Shareholders and who had not cast their vote earlier through remote e-voting facility or by postal ballot form. The Equity Shareholders of the Company holding shares as on the “cut-off” date of September 30, 2017 were entitled to vote on the resolution as contained in the Notice of the NCLT convened meeting of the Equity Shareholders. The voting period for remote e-voting as well as Postal Ballot commenced on Monday, October 16, 2017 at 09:00 a.m. (IST) and ended on Tuesday, November 14, 2017 at 05:00 p.m. (IST) and the NSDL e-voting platform was disabled thereafter. The votes cast under remote e-voting facility were unblocked in the presence of two witnesses who were not in the employment of the Company. Postal ballot forms received up to Tuesday, November 14, 2017 at 05:00 p.m. (IST) were also considered and scrutinized. On November 15, 2017, at the venue of the NCLT convened meeting, the Chairman of the NCLT convened meeting directed for conducting the voting through electronic voting system (through tablets) for the Equity Shareholders who were present at the meeting but who had not cast their vote earlier through the postal ballot or the remote e-voting module of NSDL. After the closure of the voting at the NCLT convened meeting of the Equity Shareholders, the report on the voting done at the meeting was generated in my presence and the voting was diligently scrutinized. I have scrutinized and reviewed the remote e-voting and votes tendered therein based on the data downloaded from the NSDL e-voting system. The voting done through postal ballot and remote e-voting were reconciled with the records maintained by the Company and NSDL and the authorizations lodged with the Company. The Postal ballot forms and remote e-voting including votes cast through electronic voting system (through tablets) done at the NCLT convened meeting, which were incomplete and/or which were otherwise found defective have been treated as invalid.

The Management of the Company is responsible to ensure compliance with the requirements of the Companies Act, 2013 and rules relating to postal ballots and remote e-voting and the voting conducted through electronic voting system (through tablets) at the venue of the meeting on the resolution contained in the Notice of the NCLT convened meeting. My responsibility as scrutinizer for the postal ballots and remote e-voting and the voting conducted through electronic voting system (through tablets) at the venue of the meeting is restricted to making a Scrutinizers Report of the votes cast in favour or against the Resolution. I now submit my consolidated Report as under on the result of the remote e-voting/ Postal Ballot forms and the voting conducted through electronic voting system (through tablets) at the venue of the NCLT convened meeting in respect of the said Resolution.

Continuation Sheet Resolution: “RESOLVED THAT pursuant to the provisions of Sections 230 to 232 of the Companies Act, 2013 (including any statutory modification(s) thereof for the time being in force), and other applicable provisions of the Memorandum and Articles of Association of the Company, and subject to the approval of the Mumbai Bench of the Hon’ble National Company Law Tribunal, and subject to such other approvals, permissions and sanctions of regulatory and other authorities, as may be necessary and subject to such conditions and modifications as may be prescribed or imposed by the Mumbai Bench of the Hon’ble National Company Law Tribunal or by any regulatory or other authorities, while granting such consents, approvals and permissions, which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the “Board”, which term shall be deemed to mean and include one or more Committee(s) constituted/to be constituted by the Board or any other person authorised by it to exercise its powers including the powers conferred by this Resolution), the arrangement embodied in the Scheme of Merger and Arrangement between TML Drivelines Limited (“Transferor Company”) and Tata Motors Limited (“Transferee Company” or “Applicant Company” or “the Company”) and their respective Shareholders (“Scheme”) placed before this Meeting and initialled by the Chairman of the Meeting for the purpose of identification, be and is hereby approved. RESOLVED FURTHER THAT the Board be and is hereby authorized to do all such acts, deeds, matters and things, as it may, in its absolute discretion deem requisite, desirable, appropriate or necessary to give effect to this resolution and effectively implement the arrangement embodied in the Scheme and to accept such modifications, amendments, limitations and/or conditions, if any, which may be required and/or imposed by the Hon’ble National Company Law Tribunal, Mumbai Bench while sanctioning the arrangement embodied in the Scheme or by any authorities under law, or as may be required for the purpose of resolving any doubts or difficulties that may arise in giving effect to the Scheme, as the Board may deem fit and proper.”

Continuation Sheet (i) Voted in favour of the resolution: Number of members voted Number of valid votes cast by them % of total number of valid votes cast Ordinary Shares 6,638 2,36,89,40,852 — ‘A’ Ordinary Shares* 1,832 2,87,61,312 — Total 8,470 2,39,77,02,164 99.98 (ii) Voted against the resolution: Number of members voted Number of valid votes cast by them % of total number of valid votes cast Ordinary Shares 192 5,47,818 — ‘A’ Ordinary Shares* 36 573 — Total 228 5,48,391 0.02 (iii) Invalid votes: Number of members voted Number of invalid votes cast by them Ordinary Shares 361 1,82,843 ‘A’ Ordinary Shares* 83 4,407 Total 444 1,87,250 *Each ‘A’ Ordinary shareholder is entitled to one vote for every ten ‘A’ Ordinary shares held and fractions, if any, in the votes cast by the said shareholder have been ignored. Shareholders who have split their votes into “Assent” as well as “Dissent”, while their votes are taken as cast, they have been counted only once for the purpose of their presence, which has been mentioned under the head “Assent”. Thanking you, Yours, faithfully, P. N. Parikh Parikh & Associates Practising Company Secretaries FCS: 327 CP No.: 1228 111,11th Floor, Sai Dwar CHS Ltd Sab TV Lane, Opp.Laxmi Indl. Estate, Off Link Road, Above Shabari Restaurant, Andheri West, Mumbai—400053 Place: Mumbai Dated:November 15, 2017

About Tata Motors

Tata Motors Limited, a USD 42 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India’s largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India’s market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company’s innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.